Exhibit 99.2

Media Release

May 22, 2019

TELUS announces pricing of US debt offering

US$500 million notes with 4.300% interest rate maturing in 2049

Vancouver, B.C. — TELUS Corporation (the “Company”) announced today an offering of US$500 million senior unsecured notes with a 30-year maturity (the “notes”). The notes are being offered through a syndicate of underwriters led by BofA Securities, Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC. Closing of the offering is expected to occur on or about May 28, 2019, subject to customary closing conditions.

The notes were priced at US$99.048 per US$100 principal amount for an effective yield of 4.357% per annum and will mature on June 15, 2049.

The net proceeds will be used for the repayment of outstanding indebtedness, including outstanding commercial paper, the redemption of a portion of the C$1.0 billion aggregate principal amount outstanding on the Company’s 5.05% Series CH Notes due July 23, 2020 (the “Series CH Notes”), and for general corporate purposes. TELUS would only become obligated to complete a redemption of the Series CH Notes if and when it gives notice of redemption in accordance with the governing trust indenture.

The offering is being made in the United States pursuant to a prospectus supplement and accompanying short form base shelf prospectus dated May 17, 2018 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The notes are not being offered in Canada or to any resident of Canada.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the notes filed with securities regulatory authorities in British Columbia, Canada and the United States may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695- 6420). Copies of these documents are also available electronically, as applicable, on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov.

Forward-Looking Statements

This news release contains statements about future events, including the anticipated closing date of the offering, and the intended use of the net proceeds of the offering, including the proposed redemption of a portion of Series CH Notes, that are forward-looking. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2018 annual and first quarter of 2019 management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with C$14.5 billion of annual revenue and 14.0 million subscriber connections, including 9.7 million wireless subscribers, 1.9 million Internet subscribers, 1.2 million residential voice and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations
(604) 695-4539

ir@TELUS.com

TELUS Media Relations
Francois Gaboury

438-862-5136

Francois.Gaboury@telus.com